EXHIBIT 12

                          ROHM AND HAAS COMPANY
                             AND SUBSIDIARIES

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (MILLIONS OF DOLLARS)


                       SIX MONTHS
                         ENDED               YEAR ENDED DECEMBER 31,
                        JUNE 30,  --------------------------------------------
                          1995     1994      1993     1992      1991     1990
                       ---------  ------    ------   ------    ------    -----
Earnings before
   income taxes            254      407     $ 194      261       240       313
Fixed charges               40       82        79       83        79        77
Capitalized interest
   adjustment               (3)      (2)       (7)      (3)       (6)      (17)
Undistributed earnings
   adjustment               (5)      (2)        6        2        (2)       (5)
                       ---------  ------    ------   ------    ------    -----
      Earnings             286      485     $ 272      343     $ 311       368
                       ---------  ------    ------   ------    ------    -----

Ratio of earnings to
   fixed charges           7.2      5.9       3.4      4.1       3.9       4.8
                       ---------  ------    ------   ------    ------    -----

Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings (losses) of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.